Exhibit 99.1

Digital Currency X Technology Inc.

NOTICE OF EXTRAORDINARY GENERAL MEETING

To be held on SEPTEMBER 3, 2026

Notice is hereby given that the extraordinary general meeting (the “Meeting”) of Digital Currency X Technology Inc. (the “Company”), a Cayman Islands exempted company with limited liability, will be held via Zoom (Meeting ID: 851 6551 1622; Passcode: 280658) with no physical place of meeting, on September 3, 2026 at 10:00 a.m. (Hong Kong time). Shareholders will also be able to vote through internet or telephone.

Instructions for voting via internet or telephone are as follows:

●	INTERNET - Access www.voteproxy.com and follow the on-screen instructions or scan the QR code on the proxy form with smartphone. Shareholders should have the proxy form available when accessing the web page.

●	TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or +1-201-299-4446 from outside the US from any touch-tone telephone and follow the instructions. Shareholders should have your proxy form available when calling.

Vote online/phone until 11:59 p.m. Eastern Time the day before the meeting.

The Meeting is called for the following purposes:

1	Proposal One: To consider and approve as an ordinary resolution that:

(i)	the Company’s issued and unissued class A ordinary shares and class B ordinary shares be consolidated at a ratio of one hundred and sixty (160)-for-one (1), whereby every one hundred and sixty (160) class A ordinary shares of a par value of US$0.0001 each be consolidated into one (1) class A ordinary share of a par value of US$0.016 and every one hundred and sixty (160) class B ordinary shares of a par value of US$0.0001 each be consolidated into one (1) class B ordinary share of a par value of US$0.016 (the “Share Consolidation”), effective at 5:00 p.m. (Eastern Time) on the date confirmed by The Nasdaq Stock Market LLC or on a date to which The Nasdaq Stock Market LLC has raised no objection;

(ii)

as a consequence of the Share Consolidation, the authorised share capital of the Company will be changed:

FROM: US$300,000 divided into 3,000,000,000 shares of a par value of US$0.0001 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.0001 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.0001 each,

TO: US$300,000 divided into 18,750,000 shares of a par value of US$0.016 each, comprising (a) 18,716,250 class A ordinary shares of a par value of US$0.016 each and (b) 33,750 class B ordinary shares of a par value of US$0.016 each; and

(iii)	no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the total number of shares to be received by such shareholder be rounded up to the next whole share.

2

Proposal TWO: To consider and approve as an ordinary resolution that, immediately following the Share Consolidation becoming effective, the authorised share capital of the Company be increased:

FROM: US$300,000 divided into 18,750,000 shares of a par value of US$0.016 each, comprising (a) 18,716,250 class A ordinary shares of a par value of US$0.016 each and (b) 33,750 class B ordinary shares of a par value of US$0.016 each,

TO: US$48,000,000 divided into 3,000,000,000 shares of a par value of US$0.016 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.016 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.016 each, by the creation of (i) 2,975,883,750 class A ordinary shares of a par value of US$0.016 each and (ii) 5,366,250 class B ordinary shares of a par value of US$0.016 each (the “Share Capital Increase”).

3

Proposal THREE: To consider and approve as a special resolution that, subject to the Share Consolidation and the Share Capital Increase being effected and all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with, the following matters be approved (together, the “Share Capital Reduction and Reorganization”):

(i)

the par value of each issued class A ordinary share of a par value of US$0.016 and each issued class B ordinary share of a par value of US$0.016 in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.0159 of the paid-up capital on each issued class A ordinary share of a par value of US$0.016 and each issued class B ordinary share of a par value of US$0.016 (the “Share Capital Reduction”);

(ii)	following the Share Capital Reduction, the amount deemed to be paid up on each issued share of the Company shall be US$0.0001;

(iii)

the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company, which may be utilised by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act, the fifth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time.

(iv)

immediately following the Share Capital Reduction:

a. each authorised but unissued class A ordinary share of a par value of US$0.016 be subdivided into 160 class A ordinary shares of a par value of US$0.0001 each; and

b. each authorised but unissued class B ordinary share of a par value of US$0.016 be subdivided into 160 class B ordinary shares of a par value of US$0.0001 each.

(the “Share Sub-Division”);

(v)

immediately following the Share Sub-Division, the authorised share capital of the Company be altered by the cancellation of such number of excess authorised but unissued class A ordinary shares of a par value of US$0.0001 each and authorised but unissued class B ordinary shares of a par value of US$0.0001 each as will result in the Company having authorised share capital of US$300,000 divided into 2,994,600,000 class A ordinary shares of a par value of US$0.0001 each and 5,400,000 class B ordinary shares of a par value of US$0.0001 each (the “Cancellation”); and

(vi)

consequent upon the Share Capital Reduction, the Share Sub-Division and the Cancellation, the authorised share capital of the Company shall be changed:

FROM: US$48,000,000 divided into 3,000,000,000 shares of a par value of US$0.016 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.016 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.016 each,

TO: US$300,000 divided into 3,000,000,000 shares of a par value of US$0.0001 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.0001 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.0001 each.

4	Proposal FOUR: To consider and approve as a special resolution that:

(i)	the Existing M&A be amended and restated by their deletion in their entirety and the substitution in their place with the sixth amended and restated memorandum and articles of association of the Company, included as Exhibit 3.1 to the Form 6-K to which this Notice is attached (the “Sixth Amended M&A”), to reflect the foregoing resolutions and incorporate amendments including, but not limited to, shortening the notice period for general meetings, simplifying the deemed notice threshold, and clarifying the service of notice through the Company’s website, with the Sixth Amended M&A to take effect subject to, and immediately following, the Share Consolidation, the Share Capital Increase and the Share Capital Reduction and Reorganization being effected; and

(ii)	the Board be authorised to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Sixth Amended M&A, including, without limitation, instructing the Company’s registered office provider to attend to all necessary filings with the Registrar of Companies in the Cayman Islands.

The foregoing items of business are more completely described in the proxy statement accompanying this notice. The Board unanimously recommends that the shareholders vote “FOR” each of the four proposals described above, including the Share Consolidation, the Share Capital Increase, the Share Capital Reduction and Reorganization, and the Sixth Amended M&A.

All shareholders of the Company at the close of business on August 14, 2026 are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

By Order of the Board of Directors,

Digital Currency X Technology Inc.

/s/ Melissa Chen
Melissa Chen
Chief Executive Officer

August 21, 2026

A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND AND VOTE AT THE MEETING BY MEANS OF THE ELECTRONIC FACILITIES OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting , the shareholder attends and votes at the Meeting by means of the electronic facilities, or the shareholder executes a specific proxy.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Room 1101, 11/F., Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong or send copies of the foregoing by email to clodia.c@digitalcxt.com, in each case marked for the attention of Digital Currency X Technology Inc., not later than 48 hours before the time for the holding of the Meeting or any adjourned Meeting in accordance with the currently effective memorandum and articles of association of the Company. Returning the completed form of proxy will not preclude you from attending and voting at the Meeting by means of the electronic facilities if you so wish.

4	In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members of the Company.

5	A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a share or some or all of the shares in respect of which they are appointed.

6	The quorum for the Meeting is the holders of a majority of the shares being individuals present by virtual attendance with the use of electronic facilities or by proxy or, if a corporation or other non-natural person, by its duly authorised representative or proxy.

7	“Ordinary Resolution” means a resolution passed by a simple majority of the voting rights held by such shareholders as, being entitled to do so, vote in person (whether physically or by virtual attendance with the use of electronic facilities), or where proxies are allowed, by proxy or, in the case of any shareholder being a corporation, by its duly authorised representative(s) at a general meeting, and includes a unanimous written resolution.

8	“Special Resolution” means a resolution passed by a majority of not less than two-thirds of the voting rights held by such shareholders as, being entitled to do so, vote in person (whether physically or by virtual attendance with the use of electronic facilities) or, where proxies are allowed, by proxy or, in the case of any shareholder being a corporation, by its duly authorised representative(s) at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution.

9	If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of each resolution.

10	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11	Any alterations made to this form must be initialed by you.

12	Voting will be conducted on a poll.

13

Holders of class A ordinary shares and class B ordinary shares shall vote together as one class on all resolutions submitted to a vote at the Meeting. Each class A ordinary share shall entitle its holder to one (1) vote, and each class B ordinary share shall entitle its holder to twenty (20) votes, on all matters subject to a vote at the Meeting.

Digital Currency X Technology Inc.

(the “Company”)

Proxy Form

I/We1	________________________________________________________

of	________________________________________________________

being a shareholder/shareholder(s) of the Company and the holder/holders of

___________________________________________________ (number and class of shares)

appoint as my/our proxy[2]

________________________________________________________

of	________________________________________________________

at the extraordinary general meeting of the Company (the “Meeting”) to as a virtual meeting conducted via zoom (Meeting ID: 851 6551 1622; Passcode: 280658) with no physical place of meeting, on September 3, 2026 at 10:00 a.m. (Hong Kong time), and at any adjournment or postponement thereof. Shareholders will also be able to vote through internet or telephone.

Instructions for voting via internet or telephone are as follows:

●	INTERNET - Access www.voteproxy.com and follow the on-screen instructions or scan the QR code on the proxy form with smartphone. Shareholders should have the proxy form available when accessing the web page.

●	TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or +1-201-299-4446 worldwide from any touch-tone telephone and follow the instructions. Shareholders should have your proxy form available when calling.

Vote online/phone until 11:59 p.m. Eastern Time the day before the meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

1 Full name(s) and address(es) to be inserted in block letters.

2 Insert name and address of the desired proxy in the spaces provided.

Resolutions:	For	Against	Abstain

1.

RESOLVED, AS AN ORDINARY RESOLUTION, that:

(i) the Company’s issued and unissued class A ordinary shares and class B ordinary shares be consolidated at a ratio of one hundred and sixty (160)-for-one (1), whereby every one hundred and sixty (160) class A ordinary shares of a par value of US$0.0001 each be consolidated into one (1) class A ordinary share of a par value of US$0.016 and every one hundred and sixty (160) class B ordinary shares of a par value of US$0.0001 each be consolidated into one (1) class B ordinary share of a par value of US$0.016 (the “Share Consolidation”), effective at 5:00 p.m. (Eastern Time) on the date confirmed by The Nasdaq Stock Market LLC or on a date to which The Nasdaq Stock Market LLC has raised no objection;

(ii) as a consequence of the Share Consolidation, the authorised share capital of the Company will be changed:

FROM: US$300,000 divided into 3,000,000,000 shares of a par value of US$0.0001 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.0001 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.0001 each,

TO: US$300,000 divided into 18,750,000 shares of a par value of US$0.016 each, comprising (a) 18,716,250 class A ordinary shares of a par value of US$0.016 each and (b) 33,750 class B ordinary shares of a par value of US$0.016 each;

(iii) no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the total number of shares to be received by such shareholder be rounded up to the next whole share.

	☐	☐	☐

2.

RESOLVED, AS AN ORDINARY RESOLUTION, that, immediately following the Share Consolidation becoming effective, the authorised share capital of the Company be increased:

FROM: US$300,000 divided into 18,750,000 shares of a par value of US$0.016 each, comprising (a) 18,716,250 class A ordinary shares of a par value of US$0.016 each and (b) 33,750 class B ordinary shares of a par value of US$0.016 each,

TO: US$48,000,000 divided into 3,000,000,000 shares of a par value of US$0.016 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.016 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.016 each, by the creation of (i) 2,975,883,750 class A ordinary shares of a par value of US$0.016 each and (ii) 5,366,250 class B ordinary shares of a par value of US$0.016 each (the “Share Capital Increase”).

	☐	☐	☐

3.

RESOLVED, AS A SPECIAL RESOLUTION, that, subject to the Share Consolidation and the Share Capital Increase being effected and all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with, the following matters be approved (together, the “Share Capital Reduction and Reorganization”):

		☐	☐	☐
(i) the par value of each issued class A ordinary share of a par value of US$0.016 and each issued class B ordinary share of a par value of US$0.016 in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.0159 of the paid-up capital on each issued class A ordinary share of a par value of US$0.016 and each issued class B ordinary share of a par value of US$0.016 (the “Share Capital Reduction”);
(ii) following the Share Capital Reduction, the amount deemed to be paid up on each issued share of the Company shall be US$0.0001;

(iii) the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company, which may be utilised by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act, the fifth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company, if any, from time to time;

(iv) immediately following the Share Capital Reduction:

a. each authorised but unissued class A ordinary share of a par value of US$0.016 be subdivided into 160 class A ordinary shares of a par value of US$0.0001 each; and

b. each authorised but unissued class B ordinary share of a par value of US$0.016 be subdivided into 160 class B ordinary shares of a par value of US$0.0001 each,

(the “Share Sub-Division ”);

(v) immediately following the Share Sub-Division, the authorised share capital of the Company be altered by the cancellation of such number of excess authorised but unissued class A ordinary shares of a par value of US$0.0001 each and authorised but unissued class B ordinary shares of a par value of US$0.0001 each as will result in the Company having authorised share capital of US$300,000 divided into 2,994,600,000 class A ordinary shares of a par value of US$0.0001 each and 5,400,000 class B ordinary shares of a par value of US$0.0001 each (the “Cancellation”); and

(vi) consequent upon the Share Capital Reduction, the Share Sub-Division and the Cancellation, the authorised share capital of the Company shall be changed:

FROM: US$48,000,000 divided into 3,000,000,000 shares of a par value of US$0.016 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.016 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.016 each,

TO: US$300,000 divided into 3,000,000,000 shares of a par value of US$0.0001 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.0001 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.0001 each.

4.

RESOLVED, AS A SPECIAL RESOLUTION, that:

(i) the Existing M&A be amended and restated by their deletion in their entirety and the substitution in their place with the sixth amended and restated memorandum and articles of association of the Company, included as Exhibit 3.1 to the Form 6-K to which the Notice of the Meeting is attached (the “Sixth Amended M&A”), to reflect the foregoing resolutions and incorporate amendments including, but not limited to, shortening the notice period for general meetings, simplifying the deemed notice threshold, and clarifying the service of notice through the Company’s website, with the Sixth Amended M&A to take effect subject to, and immediately following, the Share Consolidation, the Share Capital Increase and the Share Capital Reduction and Reorganization being effected; and

(ii) the Board be authorised to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Sixth Amended M&A, including, without limitation, instructing the Company’s registered office provider to attend to all necessary filings with the Registrar of Companies in the Cayman Islands.

	☐	☐	☐

Dated 2026

Executed by:

__________________________________

Signature of shareholder

Name of Authorized Officer/Attorney: ________________________3

3 To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.